Exhibit 99.4
Satyam Computer Services Limited
Description of Business
Satyam Computer Services Limited is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. The Company was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. The Company offers a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Statement on Significant Accounting Policies
a)	Basis of Presentation

The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.
b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period/year. Actual results could differ from those estimates.
c)	Revenue Recognition

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed.

The Company also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the period/year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as advance from customers/unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.
d)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs.5,000 are entirely depreciated in the period/year of acquisition.

The cost of and the accumulated depreciation of fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Capital work in progress

Assets under installation or under construction as at the Balance sheet date are shown as Capital work in progress. Advances paid towards acquisition of assets are also included under Capital work in progress.

Satyam Computer Services Limited
e)	Investments
f)	Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost and market value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.
g)	Foreign Currency Translation

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures as those of head office.

Gain or loss on forward exchange contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account of the period/year.

Gain/Loss on settlement of transaction arising on cancellation or renewal of a forward exchange contract is recognized as income or as expense of the period / year.

Pursuant to ICAI Announcement “Accounting for Derivatives” on the early adoption of Accounting Standard AS 30 “Financial Instruments: Recognisation and Measurement”, the Company has early adopted the standard for the period under review, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.
h)	Employee Benefits
i)	Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for gratuity and leave encashment in accordance with the requirements of revised Accounting Standard — 15 “Employee Benefits” based on actuarial valuation carried out as at the balance sheet date.
j)	Taxes on Income

Tax expense for the year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the period / year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.
k)	Earnings per Share
l)	The earnings considered in ascertaining the Company’s Earnings Per Share (EPS) comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the period / year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the period / year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.
m)	Associate Stock Option Scheme
n)	Stock options granted to the associates under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on graded vesting basis over the vesting period of the options. The employee stock option outstanding is shown under Reserves and Surplus.
o)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

Satyam Computer Services Limited
Balance Sheet

				Rs. in Crores
	Schedule	As at	As at	As at
	Reference	30.06.2008	30.06.2007	31.03.2008

I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	134.50	133.53	134.10
(b) Share application money, pending allotment		0.10	4.52	1.83
(c) Reserves and Surplus	2	7,843.45	6,068.61	7,221.71

		7,978.05	6,206.66	7,357.64

2. Loan Funds
(a) Secured Loans	3	28.93	17.91	23.67

		8,006.98	6,224.57	7,381.31

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		1,540.83	1,363.95	1,486.53
(b) Less: Depreciation / Amortisation		1,101.23	961.81	1,062.04

(c) Net Block		439.60	402.14	424.49
(d) Capital Work in Progress		556.82	293.38	458.63

		996.42	695.52	883.12

2. Investments	5	607.42	206.44	493.80

3. Deferred Tax Assets (net)	6	93.07	41.05	87.65

4. Current Assets, Loans and Advances
(a) Sundry Debtors	7	2,597.81	1,764.72	2,223.41
(b) Cash and Bank Balances	8	4,817.05	4,057.69	4,461.68
(c) Other Current Assets
— Interest Accrued on Fixed Deposits		324.11	116.47	272.45
(d) Loans and Advances	9	462.28	291.70	400.20

		8,201.25	6,230.58	7,357.74
Less: Current Liabilities and Provisions
(a) Liabilities	10	1,289.74	514.94	890.72
(b) Provisions	11	601.44	434.08	550.28

		1,891.18	949.02	1,441.00

Net Current Assets		6,310.07	5,281.56	5,916.74

		8,006.98	6,224.57	7,381.31

Notes to Accounts	15
The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

This is the Balance Sheet referred to	for and on behalf of the Board of Directors
in our report of even date.

Srinivas Talluri	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Global Head (Corp. Governance)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : July 18, 2008		Date : July 18, 2008

Satyam Computer Services Limited
Profit and Loss Account

Rs. in Crores
		For the	For the	For the
	Schedule	Quarter Ended	Quarter Ended	Year Ended
	Reference	30.06.2008	30.06.2007	31.03.2008

Income

Services
— Exports		2,449.65	1,706.27	7,889.18
— Domestic		77.25	52.81	248.10
Other Income	12	29.62	61.85	257.20

		2,556.52	1,820.93	8,394.48

Expenditure

Personnel Expenses	13	1,469.40	1,059.38	5,045.54
Operating and Administration Expenses	14	408.89	286.99	1,263.20
Financial Expenses		1.53	0.51	5.94
Depreciation		39.95	32.55	137.94

		1,919.77	1,379.43	6,452.62

Profit Before Taxation		636.75	441.50	1,941.86
Provision for Taxation — Current		60.00	46.80	254.86
— Fringe Benefit		6.27	3.25	15.54
— Deferred		(5.43)	2.31	(44.28)

Profit After Taxation		575.91	389.14	1,715.74
Add: Balance brought forward from Previous year		5,117.71	3,848.32	3,848.32
Less: Residual dividend and additional dividend tax		—	—	0.37

Profit Available for Appropriation		5,693.62	4,237.46	5,563.69

Appropriations :
Interim Dividend (2008— Rs. 1.00 per Equity Share )		—	—	66.88
Final Dividend (2008—Rs. 2.50 per Equity Share)		—	—	167.64
Tax on distributed profits		—	—	39.86
Transfer to General Reserve		—	—	171.60

Balance carried to Balance Sheet		5,693.62	4,237.46	5,117.71

Earnings Per Share (Rs. per equity share of Rs. 2 each)

Basic		8.58	5.83	25.66
Diluted		8.41	5.68	25.12

No. of Shares used in computing Earnings Per Share
Basic		671,378,359	667,398,284	668,673,978
Diluted		684,679,265	684,730,168	683,138,400

Notes to Accounts	15
The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to	for and on behalf of the Board of Directors
in our report of even date.

Srinivas Talluri	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Global Head (Corp. Governance)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : July 18, 2008		Date : July 18, 2008

Satyam Computer Services Limited
Schedules annexed to and forming part of the Balance Sheet

Rs. in crores
		As at	As at	As at
		30.06.2008	30.06.2007	31.03.2008
1.	Share Capital
	Authorised :
	800,000,000 Equity Shares of Rs. 2 each	160.00	160.00	160.00

	Issued and Subscribed :
	672,508,520 (June 30, 2007 — 667,670,523;March 31,2008—670,479,293) Equity Shares of Rs. 2 each fully paid-up	134.50	133.53	134.10

	Out of the above:
	4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up for consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

	468,289,738 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company

	130,589,508 (June 30,2007—130,245,596;March 31 2008—130,490,460, ) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company representing 65,302,474 (June 30,2007—65,122,798;March 31 2008—65,245,230) American Depository Shares

	43,292,631 (June 30,2007—38,590,523;March 31 2008—41,263,404 ) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan — B (ASOP—B) and Associate Stock Option Plan — ADS (ASOP—ADS)

	26,726 ( June 30, 2007 — Nil; March 31, 2008 — 15,440) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of Satyam Computer Services representing 13,363 ( June 30, 2007 — Nil; March 31, 2008 — 7,720) Restricted Stock Units (ADS)

	286,953 ( June 30, 2007 — Nil; March 31, 2008 — 120,449) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of Satyam Computer Services pursuant to the Restricted Stock Units (ASOP)

2.	Reserves and Surplus

	Share Premium Account
	As at April 1	1,368.57	1,321.18	1,321.18
	Add: Received on account of issue of ASOP—B and ASOP—ADS*	42.75	7.74	66.57
	Less:Utilised during the year*	9.34	—	19.18

		1,401.98	1,328.92	1,368.57

	[* Refer note (m) of schedule 15]

	General Reserve
	As at April 1	633.70	462.10	462.10
	Add: Transfer from the Profit and Loss Account	—	—	171.60

		633.70	462.10	633.70

	Employee Stock Options
	Employee Stock Options Outstanding	185.78	183.47	181.71
	Less: Deferred Employee Compensation	71.63	143.34	79.98

		114.15	40.13	101.73

	Balance in Profit and Loss Account	5,693.62	4,237.46	5,117.71

		7,843.45	6,068.61	7,221.71

3.	Secured Loans
	Vehicle Loans	28.93	17.91	23.67

Satyam Computer Services Limited
Schedules annexed to and forming part of the Balance Sheet

4.	Fixed Assets

Rs. in crores
		GROSS BLOCK				DEPRECIATION /AMORTISATION				NET BLOCK
		As at			As at	As at	For the	On		As at	As at
	DESCRIPTION	01.04.2008	Additions	Deletions	30.06.2008	01.04.2008	Period	Deletions	As at 30.06.2008	30.06.2008	31.03.2008

1.	Land & Land Development
	—Freehold*	38.24	—	—	38.24	—	—	—	—	38.24	38.24
	—Leasehold	8.77	—	—	8.77	0.04	—	—	0.04	8.73	8.73

2.	Buildings**	117.22	—	—	117.22	20.95	1.03	—	21.98	95.24	96.27

3.	Plant and Machinery (Including Computers and Software)	1,007.54	23.80	0.03	1,031.31	832.28	28.34	0.02	860.60	170.71	175.26

4.	Office Equipment	34.03	1.59	—	35.62	21.05	1.47	—	22.52	13.10	12.98

5.	Furniture, Fixtures and Interiors***	226.83	25.11	—	251.94	166.65	6.46	—	173.11	78.83	60.18

6.	Vehicles	53.90	5.23	1.40	57.73	21.07	2.65	0.74	22.98	34.75	32.83

	Total	1,486.53	55.73	1.43	1,540.83	1,062.04	39.95	0.76	1,101.23	439.60	424.49

	As at 30.06.2007	1,280.40	85.29	1.74	1,363.95	930.45	32.55	1.19	961.81	402.14

*	Includes Rs. 12.24 crores (March 31,2008—Rs.12.24 crores ) in respect of which deed of conveyance is pending.

**	Include Rs.38.85 crores (March 31,2008—Rs.38.85 crores ) constructed on leasehold land.

***	Include Rs.21.96 crores (March 31, 2008—Rs.NIL) lease hold furniture,fixtures and Interiors

Satyam Computer Services Limited
Schedules annexed to and forming part of the Balance Sheet

Rs. in Crores
		As at		As at		As at
		30.06.2008		30.06.2007		31.03.2008

5.	Investments

Long Term—At Cost
i)	Trade (Unquoted)

	Satyam Venture Engineering Services Private Limited
	3,544,480 Shares of Rs. 10 each, fully paid-up		3.54		3.54		3.54

	CA Satyam ASP Private Limited
	7,168,995 Equity Shares of Rs. 10 each, fully paid-up		7.17		7.17		7.17

	Intouch Technologies Limited
	833,333 Shares of 20 US cents each, fully paid-up	10.90		10.90		10.90
	Less : Provision for diminution	10.90	—	10.90	—	10.90	—

	Medbiquitious Services Inc., 334,000 Shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up	1.57		1.57		1.57
	Less : Provision for diminution	1.57	—	1.57	—	1.57	—

	Avante Global LLC., 577,917 class ‘A’ units representing a total value of US Dollars 540,750	2.54		2.54		2.54
	Less : Provision for diminution	2.54	—	2.54	—	2.54	—

	Jasdic Park Company
	480 Shares of J Yen 50,000 each, fully paid-up	0.75		0.75		0.75
	Less : Received on liquidation	0.26		0.26		0.26
	Less : Provision for diminution	0.49	—	0.49	—	0.49	—

	Investments in subsidiary companies

	Satyam Technologies Inc., 100,000 Common Stock of 1 US cent each, fully paid-up		20.22		20.22		20.22

	Satyam BPO Limited (formerly known as Nipuna Services Ltd) (Refer note d (iii) of Schedule 15) 33,104,319 (2007 — 18,268,000) Equity Shares of Rs. 10 each, fully paid-up		273.46		18.27		273.46

	Satyam Computer Services (Shanghai) Co. Limited$$ (Additional subscription during the period)		40.48		29.03		35.02

	Satyam Computer Services (Nanjing) Co. Limited$$		7.94		—		7.94

	Nitor Global Solutions Limited (Refer note d (iv) of Schedule 15)
	(700 “A” shares of GBP 1.00 each fully paid-up, 300 “B” shares of GBP 1.00 each fully paid-up)		12.17		—		12.17

	Satyam Computer Services (Egypt) S.A.E (10,500 Nominal shares of USD 100 each partly paid-up)		1.05		—		1.05

	Citisoft Plc (Refer note d (i) of Schedule 15)
	11,241,000 Ordinary Shares of 0.01 GBP each, fully paid up		114.63		113.57		114.63

	Knowledge Dynamics Pte Ltd (Refer note d (ii) of Schedule 15)
	10,000,000 Ordinary Shares of 0.01 SGD each, fully paid up		18.60		14.64		18.60

	Bridge Strategy Group LLC (Refer note d (v) of Schedule 15)
	100 per cent ownership interest (Acquired during the period)		108.16		—		—

	Satyam (Europe) Limited 1,000,000 Equity Shares of 1 GBP each, fully paid-up	6.98		6.98		6.98
	Less: Provision for losses	6.98	—	6.98	—	6.98	—

	Satyam Japan KK
	200 Common Stock of J Yen 50,000 each, fully paid-up	0.42		0.42		0.42
	Less: Provision for losses	0.42	—	0.42	—	0.42	—

	Satyam Asia Pte Limited
	400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up	1.03		1.03		1.03
	Less: Provision for losses	1.03	—	1.03	—	1.03	—

	Dr. Millennium, Inc., 710,000 Common Stock of 1 US Dollar each , fully paid-up	3.09		3.09		3.09
	Less : Received on account of reduction of Share Capital	2.99		2.99		2.99
	Less: Provision for losses	0.10	—	0.10	—	0.10	—

	Vision Compass, Inc.
	425,000,000 Common Stock of 1 US Cent each, fully paid-up	89.94		89.94		89.94
	Less : Provision for diminution	89.94	—	89.94	—	89.94	—

	Satyam IdeaEdge Technologies Private Limited
	10,000 Equity Shares of Rs. 10 each, fully paid-up	0.01		0.01		0.01
	Less : Provision for diminution	0.01	—	0.01	—	0.01	—

ii)	Non Trade (Unquoted)

	National Savings Certificates,VIII Series (Lodged as security with government authorities)

			607.42		206.44		493.80

$$	Investment is not denominated in number of shares as per laws of the People’s Republic of China.

*	holding is denominated in terms of percentage ownership interest.

Satyam Computer Services Limited
Schedules annexed to and forming part of the Balance Sheet

				Rs. in crores
		As at	As at	As at
		30.06.2008	30.06.2007	31.03.2008

6.	Deferred Tax Assets (net)
	Debtors — Provision for doubtful debts	12.90	11.89	13.28
	Advances — Provision for doubtful advances	1.44	1.45	1.45
	Fixed Assets — Depreciation	(4.99)	(28.80)	(5.74)
	Others — Retirement Benefits etc.	83.72	56.51	78.66

		93.07	41.05	87.65

7.	Sundry Debtors (Unsecured)
	Considered good *
	(a) Over six months old	68.88	29.51	61.60
	(b) Other debts	2,528.93	1,735.21	2,161.81

		2,597.81	1,764.72	2,223.41
	Considered doubtful **	156.44	120.84	141.97

		2,754.25	1,885.56	2,365.38

	Less: Provision for doubtful debts **	156.44	120.84	141.97

		2,597.81	1,764.72	2,223.41

 * Debtors include dues from subsidiaries Rs.36.91 crores (June 30,2007—Rs.5.20 crores, March 31,2008—Rs.34.30 Crores ) and Unbilled revenue Rs. 373.01 crores (June 30,2007—Rs.176.15 crores, March 31, 2008—Rs 276.39 Crores)

	** Includes dues from subsidiaries Rs.18.89 crores (June 30,2007—Rs.18.89 crores, March 31,2008—Rs.18.89 crores )

8.	Cash and Bank Balances

	Cash on hand	0.05	0.04	0.04

	Balances with Scheduled Banks
	— On Current Accounts	1,338.62	600.34	956.29
	— On Deposit Accounts	3,318.77	3,318.82	3,317.70

	Unclaimed Dividend Accounts	7.13	6.26	6.99
	Balances with Non-Scheduled Banks*
	— On Current Accounts	151.45	131.43	179.78
	— On Deposit Accounts	1.03	0.80	0.88

		4,817.05	4,057.69	4,461.68

	* Refer note (f) of Schedule 15

9.	Loans and Advances
	(Considered good unless otherwise stated)

	Secured — Loans	0.02	0.04	0.02
	Unsecured — Advances recoverable in cash or in kind or for value to be received*	262.92	200.75	261.94
	— Deposits	199.34	90.91	138.24
	Considered doubtful — Advances **	77.49	72.23	75.98

		539.77	363.93	476.18

	Less: Provision for doubtful Advances **	77.49	72.23	75.98

		462.28	291.70	400.20

	* Includes advances and share application money to subsidiaries Rs. 92.02 crores (June 30,2007—Rs.34.84 crores, March 31, 2008—Rs.20.19crores)
	** Includes due from subsidiaries Rs.48.12 crores (June 30,2007—Rs.48.12 crores, March 31,2008—Rs.48.12 crores)

10.	Liabilities
	Sundry Creditors *
	— Dues to micro enterprises and small enterprises	—	—	—
	— Dues to other than micro enterprises and small enterprises	1,013.67	340.22	651.69

		1,013.67	340.22	651.69
	Advances from Customers	1.33	1.20	1.23
	Unearned Revenue	156.98	97.19	132.80
	Investor Education Protection Fund shall be credited by the following amounts — Unclaimed Dividends	7.13	6.26	6.99
	Other Liabilities	110.63	70.07	98.01

		1,289.74	514.94	890.72

	* Balance as at June 30,2008 includes Rs. 21.20 crores payable towards leased assets

11.	Provisions
	Provision for Taxation (less payments)	159.01	72.67	122.72
	Proposed Dividend (including tax thereon)	196.13	195.15	196.13
	Provision for Gratuity and Leave Encashment	246.30	166.26	231.43

		601.44	434.08	550.28

Satyam Computer Services Limited
Schedules forming part of the Profit and Loss Account

Rs. in Crores
		For the	For the	For the
		Quarter Ended	Quarter Ended	Year Ended
		30.06.2008	30.06.2007	31.03.2008

12.	Other Income
	Interest on deposits and advances — Gross {Tax Deducted at Source Rs.15.20 crores} (June 30,2007 — Rs. 15.23 crores, March 31,2008—Rs. 61.04 crores)	67.25	67.34	270.01
	Gain/(Loss) on exchange fluctuations (net)	(38.72)	(6.11)	(20.67)
	Miscellaneous income	1.09	0.62	7.86

		29.62	61.85	257.20

13.	Personnel Expenses
	Salaries and bonus	1,356.97	962.19	4,596.17
	Contribution to provident and other funds	94.26	69.72	342.64
	Staff welfare expenses	5.75	3.81	21.47
	Employee stock compensation expense	12.42	23.66	85.26

		1,469.40	1,059.38	5,045.54

14.	Operating and Administration Expenses
	Rent	42.37	24.58	126.00
	Rates and taxes	11.03	5.50	26.79
	Insurance	3.22	3.83	15.74
	Travelling and conveyance	132.75	98.88	460.76
	Communication	25.95	19.05	81.52
	Printing and stationery	1.56	1.04	8.25
	Power and fuel	16.25	11.41	47.04
	Advertising	1.54	1.06	5.05
	Marketing expenses	23.35	17.10	82.46
	Repairs and maintenance
	— Buildings	0.81	0.78	3.67
	— Machinery	10.21	3.89	20.68
	— Others	8.36	6.05	29.84
	Security services	3.49	1.58	7.93
	Legal and professional charges	49.96	42.81	181.19
	Provision for doubtful debts and advances	16.11	5.94	30.82
	Loss on sale of Fixed Assets (net)	0.40	0.36	1.77
	Directors’ sitting fees	0.01	0.01	0.05
	Auditors’ remuneration	0.85	0.65	3.73
	Donations and contributions	3.25	1.04	6.68
	Subscriptions	2.64	0.71	5.09
	Training and development	7.55	9.24	34.49
	Research and development	—	0.41	1.51
	Software charges	13.49	3.23	16.07
	Managerial remuneration
	— Salaries	0.91	0.52	3.89
	— Commission	0.18	0.22	0.35
	— Contribution to P.F.	0.01	0.01	0.04
	— Others	0.20	0.04	0.28
	Visa charges	28.92	23.72	42.29
	Miscellaneous expenses	3.52	3.33	19.22

		408.89	286.99	1,263.20

Satyam Computer Services Limited
15.	Notes to Accounts

(a)	Associate Stock Option Plans
i.	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI Guidelines on Stock Options).

In May 1998, the Company established its Associate Stock Option Plan (the “ASOP”). The Company subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in the Company. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase the Company’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of the Company at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii.	Scheme established after SEBI Guidelines on Stock Options.

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

The Company has established a scheme “Associate Stock Option Plan — B” (ASOP — B) for which 83,454,280 equity shares of Rs. 2 each were earmarked. These warrants vest over a period of 2-4 years from the date of the grant. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 13,726,985 equity shares of Rs. 2 each were outstanding as at June 30, 2008 (June 30, 2007—19,117,177 March 31, 2008 — 15,641,127).

Changes in number of options outstanding were as follows:

	Quarter ended June 30,		Year ended
Options	2008	2007	March 31,2008

At the beginning of the period / year	15,641,127	19,976,210	19,976,210
Granted	—	—	—
Exercised	(1,763,675)	(438,390)	(2,866,407)
Cancelled	(150,467)	(420,643)	(1,424,297)
Lapsed	—	—	(44,379)
At the end of the period / year	13,726,985	19,117,177	15,641,127
iii.	Associate Stock Option Plan (ADS)

The Company has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 5,149,330 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Accordingly, options (net of cancellation) for a total number of 1,239,237 ADS (June 30, 2007—1,439,946 March 31, 2008 —1,283,118) representing 2,478,474 equity shares of Rs.2 each were outstanding as at June 30, 2008 (June 30, 2007—2,879,892, March 31, 2008 —2,566,236).

Changes in number of options outstanding were as follows:

	Quarter ended June 30,		Year ended
Options	2008	2007	March 31,2008

At the beginning of the period / year	1,283,118	1,461,064	1,461,064
Granted	—	—	—
Exercised	(43,881)	(18,062)	(140,494)
Cancelled	—	(3,056)	(36,712)
Lapsed	—	—	(740)
At the end of the period / year	1,239,237	1,439,946	1,283,118

Satyam Computer Services Limited
iv.	Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)

The Company has established a scheme “Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)” to be administered by the Administrator of the ASOP — RSUs, a committee appointed by the Board of Directors of the Company. Under the scheme 13,000,000 equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.

Accordingly, options (net of cancellations) for a total number of 3,010,688 ASOP—RSUs equity shares of Rs. 2 each were outstanding as at June 30, 2008 (June 30, 2007—3,318,140,March 31,2008 —3,150,202).

	Quarter ended June 30,		Year ended
Options	2008	2007	March 31,2008

At the beginning of the period / year	3,150,202	3,293,140	3,293,140
Granted	61,500	25,000	159,000
Exercised	(166,504)	—	(120,449)
Cancelled	(34,510)	—	(181,489)
At the end of the Period/year	3,010,688	3,318,140	3,150,202
v.	Associate Stock Option Plan — RSUs (ADS) (ASOP — RSUs (ADS))

The Company has established a scheme “Associate Stock Option Plan — RSUs (ADS)” to be administered by the Administrator of the ASOP — RSUs (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 13,000,000 equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan — RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.

Accordingly, options (net of cancellation) for a total number of 271,547 ADS (June 30, 2007—254,120,March 31,2008 —249,715) representing 543,094 equity shares of Rs. 2 each were outstanding as at March 31, 2008 (June 30, 2007—508,240,March 31,2008 —499,430).

	Quarter ended June 30,		Year ended
Options	2008	2007	March 31,2008

At the beginning of the period / year	249,715	236,620	236,620
Granted	29,750	17,500	43,500
Exercised	(5,643)	—	(7,720)
Cancelled	(2,275)	—	(22,685)
At the end of the Period/year	271,547	254,120	249,715
Pro forma disclosures

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black-Scholes’ model, the pro forma amounts of the Company’s net profit and earnings per share would have been as follows:

		Quarter ended June 30,		Year ended
	Particulars	2008	2007	March 31,2008
1	Profit after Taxation
	— As reported (Rs. in crores)	575.91	389.14	1,715.74
	— Pro forma (Rs. in crores)	571.70	385.45	1,701.29

2	Earnings per share:
	Basic
	— No. of shares	671,378,359	667,398,284	668,673,978
	— EPS as reported (Rs.)	8.58	5.83	25.66
	— Pro forma EPS (Rs.)	8.52	5.78	25.44
	Diluted
	— No. of shares	684,679,265	684,730,168	683,138,400
	— EPS as reported (Rs.)	8.41	5.68	25.12
	— Pro forma EPS (Rs.)	8.35	5.63	24.90

Satyam Computer Services Limited
The following assumptions were used for calculation of fair value of grants:

	Quarter ended June 30,		Year ended
	2008	2007	March 31,2008
Dividend yield (%)	0.78	0.78	0.78
Expected volatility (%)	56.66	56.64	56.64
Risk-free interest rate (%)	8.55	7.00	8.00
Expected term (in years)	2.31	2.30	2.51
(b)	Share application money pending allotment

Amount received from associates on exercise of stock options, pending allotment of shares is shown as share application money, pending allotment.

(c)	Secured Loans

Vehicles are hypothecated to the Banks as security for the amounts borrowed.

(d)	Investments
i)	During May 2005, the Company acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry, with operating presence in London, Boston and New York.

The Company acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 62.35 crores (inclusive of acquisition costs), a deferred consideration of Rs. 13.63 crores (equivalent GBP 1.75 million). The company was also required to pay a maximum earn-out consideration amounting to Rs. 18.35 crores (equivalent GBP 2.25 million) based on achievement of targeted revenues and profits and Employee Benefit Trust (EBT) contribution of Rs. 8.00 crores (equivalent GBP 0.9 million).

On June 29, 2006, the Company acquired the remaining 25% shareholding for a consideration of Rs. 27.47 crores (equivalent GBP 3.26 million) and a maximum earn-out consideration of Rs. 28.87 crores (equivalent GBP 3.54 million) based on achievement of targeted revenues and profits and a maximum EBT contribution of Rs. 14.68 crores (equivalent GBP 1.80 million) contingent on Citisoft achieving certain revenue and profit performance targets. The Company paid Rs. 0.65 crores (equivalent GBP 0.08 million) towards EBT contribution in May 2007.

On June 29, 2007, the Company entered into an amendment agreement with the selling shareholders providing for an early exit of the selling shareholders. As per the amendment agreement, an exit consideration of Rs. 14.25 crores (equivalent GBP 1.74 million) and payment towards EBT of Rs. 0.65 crores (equivalent GBP 0.08 million) is payable by the Company in July 2007 upon selling shareholders agreeing for removal of provisions of deferred consideration, maximum earn-out consideration and a portion of payments towards EBT. The exit consideration and EBT contribution payable as per the amended agreement have been paid in July 2007 and the payment has been recognized as cost of investment by the Company.

ii)	During October 2005, the Company acquired Knowledge Dynamics Pte Ltd (KDPL), a leading Data Warehousing and Business Intelligence Solutions provider, with operating presence in Singapore, Malaysia, USA and India.

The Company acquired 100% of the shareholding in KDPL for a consideration of Rs. 14.64 crores (inclusive of acquisition costs). A maximum earn out consideration of Rs. 4.87 crores (Equivalent SGD 1.84 million) is payable on April 30, 2008, based on achievement of targeted revenues and profits.

On July 19 2007, the company entered into an amendment agreement with the selling shareholders of KDPL on agreeing to the terms of the agreement including removal of provisions relating to earn out consideration. As per the amendment agreement, an exit consideration of Rs. 2.97 Crores (Equivalent SGD 1.11 million) has been paid by the company in July 2007. In addition to the exit consideration the company agreed to make a deferred payment of Rs. 1.14 Crores (Equivalent SGD 0.37 million) paid on May 14, 2008.The exit consideration and deferred payment has been recognised as cost of investment by the Company.

Further the Company agreed to make a maximum earn-out payment of Rs. 2.14 crores (Equivalent SGD 0.74 million) on or before May 15, 2008. The actual amount of earn-out payment to be made is based on the revenue of KDPL for the year 2007-08.

iii)	Satyam BPO Limited (formerly known as Nipuna Services Ltd.) (“Satyam BPO”) issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value of Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (“Preference shareholders”) for an aggregate consideration of Rs. 91.01 crores (equivalent to US$ 20 millions). These Preference shares are to be mandatorily converted into such number of equity shares latest by June 2007 or redeemed based on certain provisions in the agreement entered with the preference shareholders relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the preference shareholders based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between the Company, the preference shareholders and Satyam BPO. Out of the total preference shares, 50% of the preference shares of Rs. 45.51 crores (Equivalent US$ 10 million) were redeemable for Rs. 60.10 crores (Equivalent US$ 13.6 million) at the target date on May 21, 2007 and the balance 50% were to be converted into equity shares of Satyam BPO based on the terms of the subscription agreement. The preference shareholders gave Satyam BPO a Notice of Conversion of Preference Shares and in January 2007, 45,505,000 preference shares have been converted into 6,422,267 equity shares of Satyam BPO.

Satyam Computer Services Limited
Further as per the SPRA Agreement, the Company agreed to purchase and the preference shareholders agreed to sell these equity shares at an aggregate purchase price based on a formula. If the share purchase closing occurred on or before the share purchase target date (May 21, 2007) then the purchase price would range from a minimum of Rs. 152.57 crores (Equivalent US$ 35 million) to maximum of Rs. 196.16 crores (Equivalent US$ 45 million), however if an acceleration event occurred the purchase price would equal Rs. 196.16 crores (Equivalent US$45 million). If the share purchase closing occurred after the share purchase target date then the purchase price shall not been less than Rs. 152.57 crores (Equivalent US$ 35 million) however if an acceleration event occurred the purchase price shall not been less than Rs. 196.16 crores (Equivalent US$45 million). This was subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. As of March 31, 2007, an acceleration event had occurred. On July 27, 2007 the Company has agreed to pay additional consideration of US$ 1.5 million to the preference shareholders if the share purchase closing occurs after August 07, 2007.

On August 14, 2007, the Company purchased 4,816,750 equity shares of Satyam BPO from Olympus BPO Holdings Ltd for Rs. 141.81 crores (Equivalent US$34.88 million).

On August 14, 2007, the Company subscribed to further 8,055,000 equity shares of Satyam BPO of Rs. 10 each at a premium of Rs. 60 per share aggregating to Rs. 56.39 crores.

The Company also purchased 286,952 equity shares vested and exercised by Satyam BPO employees under the Employee Stock Options plan for Rs.8.47 crores as consideration for the transaction.

On December 31, 2007, the Company purchased 1,605,617 equity shares of Satyam BPO from Intel Capital (Cayman) Corporation for Rs.45.94 Crores (equivalent US$11.62 million).

The Company has purchased 72,000 equity shares vested and exercised by Satyam BPO employee under the Employee Stock Options plan for Rs. 2.08 crores as consideration for the transaction.

iv)	On October 23, 2007, the Company announced its intention to acquire 100% of the shares of NITOR Global Solutions Ltd, United Kingdom (“Nitor”), a Company specialized in the Infrastructure Management Services (IMS) space. The total consideration for this acquisition is approximately Rs.22.40 crores (equivalent GBP 2.76 million) including a performance-based payment of up to Rs. 10.34 crores (Equivalent GBP 1.3 million) over two years conditional upon specified revenue and profit targets being met.

The Company has paid initial consideration of Rs.12.06 crores (equivalent GBP 1.46 million) on January 04, 2008.

v)	On April 04, 2008, the Company acquired 100% of the shares of Bridge Strategy Group LLC, (“Bridge”) a Chicago based strategy and general management consulting firm for a total consideration of Rs. 139.51 crores (equivalent to US$ 35.0 million) comprising of initial consideration, deferred consideration (non contingent) and a contingent consideration. The initial consideration of US$19.0 million has been paid on April 04, 2008 and the deferred consideration has been recognized as a liability.

vi)	On April 21, 2008, Company announced its intention of acquiring S&V Management Consultants (“S&V”) a Belgium based SCM Strategy consulting firm for a total consideration of Rs. 141.50 crores (equivalent US$ 35.5 million) comprising of an up-front, deferred guaranteed and deferred retention payments. The transaction has not been consummated as on June 30, 2008.

vii)	On April 21, 2008, Company announced its intention of acquiring remaining 50% equity held by CA Inc in its joint venture CA Satyam ASP Pvt. Ltd. (“CA Satyam”) for a total consideration of Rs. 5.98 crores (equivalent US$ 1.5 million) payable in two tranches. The transaction has not been consummated as on June 30, 2008.

viii)	On April 21, 2008, Company announced its intention to acquire the Market research and Customer Analytics (MR&CA) business unit from Caterpillar Inc., USA (CAT) including the related Intellectual Property which consists of software, processes and know-how. The proposed acquisition is for a consideration of Rs.239.16 crores (equivalent US$ 60 million) comprising of initial and deferred consideration. The transaction has not been consummated as on June 30, 2008.
(e)	Land

The Company acquired 14.93 acres of land at Hyderabad from Andhra Pradesh Industrial Infrastructure Corporation (APIIC) at a rebate for an aggregate purchase consideration of Rs.7.21 crores. Non-compliance with certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

(f)	Balances with Non-Scheduled Banks

Rs. in crores
	Balances as at			Maximum Balances
	June 30,		March 31,	Quarter ended June 30,		Year ended
Name of the Bank	2008	2007	2008	2008	2007	March 31, 2008
Balances with Non-Scheduled Banks on Current Accounts
Banco do Brasil S.A ,Brazil	1.59	0.69	1.29	1.62	2.34	2.34
Banque National De Paris, Brussels	2.99	2.83	1.23	2.99	2.90	3.37
Banque National De Paris, France	1.64	0.82	2.07	2.61	1.86	2.32
Banque National De Paris, Hague	1.26	4.19	1.48	6.16	6.91	7.64
Banque National De Paris, Ireland	0.83	0.73	1.04	1.92	1.68	1.68
Banque National De Paris, Italy	0.63	0.28	0.64	0.92	0.93	1.10
Banque National De Paris, Saarbruecken	4.32	4.66	2.16	10.32	9.76	10.92

Satyam Computer Services Limited

Rs. in crores
	Balances as at			Maximum Balances
	June 30,		March 31,	Quarter ended June 30,		Year ended
Name of the Bank	2008	2007	2008	2008	2007	March 31, 2008
Banque National De Paris, Spain	0.51	0.39	0.54	0.70	1.07	1.07
Banque National De Paris, Switzerland	4.20	1.94	6.97	8.43	5.79	12.18
Banque National De Paris, Saudi Arabia	5.33	1.31	5.06	5.91	2.14	6.23
Banque National De Paris, Taipei	1.38	2.61	1.11	1.53	2.71	2.88
Citibank NA, Bangkok	15.74	16.34	17.54	18.23	16.95	19.05
Citibank NA, Brazil	0.88	0.29	1.85	2.46	0.32	5.17
Citibank NA, Denmark	1.77	1.86	1.06	2.18	1.86	2.10
Citibank NA, Dubai	1.01	1.13	0.45	3.09	2.76	4.38
Citibank NA, Hong Kong	0.52	0.37	0.40	1.11	1.59	1.59
Citibank NA, Hungary	0.72	0.48	0.53	0.97	0.67	0.78
Citibank NA, Kuala Lumpur	1.05	1.04	0.13	4.58	2.57	3.71
Citibank NA, London	0.87	1.40	2.14	1.75	2.25	3.06
Citibank NA, New York	14.46	6.96	13.25	38.01	27.31	55.09
Citibank NA, New Zealand	1.09	1.38	1.60	1.47	1.88	2.92
Citibank NA, Seoul	9.99	10.73	10.05	10.67	11.03	12.57
Citibank NA, Singapore	6.59	2.55	5.32	12.70	7.36	12.46
Citibank NA, South Africa	14.57	5.78	15.96	16.72	7.41	18.20
Citibank NA, Sydney	24.35	18.32	45.40	65.11	39.99	66.72
Citibank NA, Sweden	1.55	0.55	1.06	2.35	0.82	1.25
Citibank NA, Toronto	3.57	2.38	4.22	10.62	9.33	13.30
Citibank NA, Colombo	4.33	—	4.07	4.42	—	4.18
NewYork City Bank	0.66	—	0.02	11.50	—	1.39
Dresdner Bank, Saarbruecken	0.11	2.87	3.65	2.22	6.94	6.94
HSBC Bank Plc, Czech Republic	0.18	—	0.03	0.33	—	1.01
Hong Kong and Shanghai Banking Corporation, London	9.50	13.94	10.17	19.88	34.48	36.48
Hong Kong and Shanghai Banking Corporation, Shanghai	0.02	0.02	0.02	0.02	0.02	0.02
Hong Kong and Shanghai Banking Corporation, Tokyo	4.97	4.86	10.43	9.74	28.62	28.62
Hong Kong and Shanghai Banking Corporation, Mauritius	0.07	0.09	0.12	0.12	0.10	0.19
Koonmin Bank, Korea	—	—	—	—	0.55	0.55
KBC Bank NV, Brussels	1.90	2.62	1.22	5.15	4.22	7.78
Mitsui Sumitomo Bank , Tokyo	0.74	0.21	1.42	4.36	1.93	4.95
UBS Bank, Switzerland	0.38	1.97	0.08	0.46	7.67	8.81
Unicredit Bank, Italy	0.73	0.40	0.88	0.88	0.88	1.13
United Bank, Vienna	3.19	6.83	1.93	73.22	66.70	76.13
Woori Bank (KSE)	—	—	—	—	0.16	0.60
Hong Kong and Shanghai Banking Corporation, Jordan	0.71	—	—	0.76	—	—
Banque National De Paris, Switzerland	0.55	—	—	0.55	—	—
Wachovia, New Jersey	—	5.61	1.19	8.08	17.87	17.87

	151.45	131.43	179.78

On Deposit Accounts Citibank NA, Hungary	1.03	0.80	0.88	1.03	0.80	0.88

(g)	Related Party Transactions

The Company had transactions with the following related parties:

Subsidiaries: Citisoft Plc, Citisoft Inc (Subsidiary of Citisoft Plc)., Knowledge Dynamics Pte. Ltd, Knowledge Dynamics Private Limited, Knowledge Dynamics USA Inc., Info On Demand SDN BHD@ (Subsidiaries of Knowledge Dynamics Pte. Ltd), Satyam BPO Limited, Satyam Computer Services (Shanghai) Co. Ltd, (Satyam Shanghai), Satyam Technologies Inc., Satyam Computer Services (Nanjing) Co., Ltd, Satyam Computer Services (Egypt) S.A.E Nitor Global Solutions Ltd. and Bridge Strategy Group LLC.

@	ceased to be fellow subsidiary w.e.f. October 01, 2007
Joint Ventures (JVs): Satyam Venture Engineering Services Private Limited (SVES) and CA Satyam ASP Private Limited.

Others: Satyam Foundation Trust (Enterprises where spouses of certain Whole-time Directors and Key Management Personnel are trustees) and Satyam Associate Trust (Enterprises where some of the Key Management Personnel are trustee)

Directors and Key Management Personnel: B.Ramalinga Raju, B.Rama Raju, Ram Mynampati (Whole-time Directors), Prof. Krishna G Palepu (Director), D. Subramaniam, V. Srinivas, Shailesh Shah, Vijay Prasad Boddupalli , Manish Sukhlal Mehta, Dr.Keshab Panda, Virender Aggarwal, T R Anand, Hetzel Wayne Folden, Joseph J Lagioia, Sreenidhi Sharma, T.S.K Murthy, Dilip Jha, Hari T, Krishnan SV, Murali V, & Murthy AS.

Satyam Computer Services Limited
Summary of the transactions and balances with the above related parties are as follows:

Transactions:	Rs. in crores
	Quarter ended June 30,		Year ended
	2008	2007	March 31,2008

Sales:
Subsidiaries	1.67	0.66	6.66
Outsourcing Services:
Subsidiaries
—Satyam BPO	19.39	13.89	62.38
—Satyam Shanghai	1.03	4.36	13.36
—Others	2.47	1.49	8.00
JVs
—SVES	1.94	9.30	36.06
—Others	0.33	0.12	0.73

	25.16	29.17	120.53

Other Services:
Subsidiaries
—STI	2.77	—	—
—Others	—	0.89	1.42
JVs	0.13	0.49	1.99

	2.90	1.38	3.41

Interest Income:
Subsidiaries	0.17	—	0.27

Purchase of Fixed Assets :
JVs	—	—	0.25

Investments in:
Subsidiaries	113.63	3.28	74.64

Advances to:
Subsidiaries
—Satyam BPO	19.35	2.40	24.00
—Others	1.00	0.56	5.21

	20.35	2.96	29.21

Contributions to:
Others	1.42	0.98	4.19

Balances :	Rs. in crores
	As at June 30,		As at
	2008	2007	March31, 2008

Accounts Receivable:
Subsidiaries*
—Satyam BPO	6.94	3.18	6.44
—Citisoft	6.25	0.42	—
—Satyam Shanghai	4.20	1.79	2.84
—Others	0.63	0.49	0.47
JVs	—	0.49	0.29

	18.02	6.37	10.04

Payables:
Subsidiaries
—Satyam BPO	12.85	27.32	17.03
—Satyam Technologies Inc.,	1.15	0.90	2.14
—Others	2.80	3.67	2.85
JVs	0.28	11.68	4.67

	17.08	43.57	26.69

Investments:
Subsidiaries*
—Satyam BPO	273.46	18.27	273.46
—Citisoft	114.63	113.57	114.63
—Bridge Strategy Group LLC	108.16	—	—
—Satyam Technologies Inc.,	20.22	20.22	20.22
—Others	80.24	43.67	74.78
JVs	10.71	10.71	10.71

	607.42	206.44	493.80

Advances and share application money:
Subsidiaries*
—Satyam BPO	39.41	29.60	16.77
—Satyam Computer Services (Egypt) S.A.E	—	—	2.07
—Others	4.48	10.96	1.35

	43.89	40.56	20.19

*	Net of provisions made

Satyam Computer Services Limited
Transactions with Directors and Key Management Personnel

Rs. in Crores
	Quarter ended June 30,			Year ended
	2008		2007	March 31, 2008

Remuneration to Whole-time Directors	1.12	*	0.57	4.56
Remuneration to Key Managerial Personnel	5.51		3.72	18.70
Professional charges to a Director	0.20		0.20	0.80
Advances to Key Managerial Personnel	—		—	—

*	Includes Rs. 0.35 crores being increase in managerial remuneration paid to a whole time director pending shareholders’ approval.
Balances due to / from Directors and Key Management Personnel

Rs. in crores
	As at June 30,		As at
	2008	2007	March 31, 2008

Remuneration Payable to Whole-time Directors	0.30	0.42	0.23
Remuneration Payable to Key Management Personnel	1.47	0.80	1.01
Advances due from Key Management Personnel	—	0.08	—
Professional charges payable to a Director	0.21	0.20	0.20
Options granted and outstanding to the Key Management Personnel 1,709,682 {includes 172,240 options granted under ASOP — ADS and 96,000 options granted under ASOP — RSUs (ADS)} (June 30, 2007 — 2,614,381 {includes 249,113 options granted under ASOP — ADS and 15,000 options granted under ASOP — RSUs (ADS)}, March 31, 2008— 1,275,242 {includes 51850 options granted under ASOP — ADS and 96,000 options granted under ASOP — RSUs (ADS)}).

Options granted and outstanding to a Whole-time Director 1,029,720 {includes 992,220 options granted under ASOP — ADS and 37,500 options granted under ASOP — RSUs (ADS)}; (June 30,2007 — 1,050,720 {includes 1,025,720 options granted under ASOP — ADS and 25,000 options granted under ASOP — RSUs (ADS)} March 31,2008—1,029,720{includes 992,220 options granted under ASOP — ADS and 37,500 options granted under ASOP — RSUs (ADS)}).

Options granted and outstanding to Non-executive Directors of the Company and its subsidiary 63,750 {includes 30,000 options granted under ASOP — RSUs (ADS)} (June 30, 2007 —60,000 {includes 35,000 options granted under ASOP — RSUs (ADS)}, March 31, 2008—80,000{includes 35,000 options granted under ASOP — RSUs (ADS)}).

(h)	Obligation on long term non-cancelable operating leases

The Company has entered into operating lease agreements for its development centers at offshore, onsite and off sites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

Rs. in crores
	Quarter ended June 30,		Year ended
	2008	2007	March 31, 2008

Lease rentals (Refer Schedule 14)	42.37	24.58	126.00

	As at June 30,		As at
	2008	2007	March 31, 2008

Obligations on non-cancelable leases:
Not later than one year	96.30	20.83	68.16
Later than one year and not later than five years	329.41	12.02	270.56
Later than five years	40.80	1.21	53.03

Total	466.51	34.06	391.75

Satyam Computer Services Limited
(i)	Obligation on long term non-cancelable Finance leases
Finance leases relate to lease hold furniture and fittings with lease terms of 6 years, after which these assets would be transferred to the Company without any additional cost.

		Rs. in crores
	Minimum lease	Present
	payments	value

Not later than one year	5.11	2.78
Later than one year and not later than five years	20.45	14.98
Later than five years	3.60	3.44

	29.16	21.20
Less: Future Finance Charges	(7.96)	—

Present value of minimum lease payments	21.20	21.20

(j)	Earnings per Share

At the annual general meeting held on August 21, 2006, the shareholders approved a 1:1 bonus issue for all shareholders including the ADS holders i.e. one additional equity share for every one existing share held by the members by utilizing a part of the general reserves. The record date for the bonus issue was October 10, 2006 and shares were allotted on October 11, 2006. All basic and diluted shares used in determining earnings per share for the year ended March 31, 2007 are after considering the effect of bonus issue.

Calculation of EPS (Basic and Diluted):

		Quarter ended June 30,		Year ended March, 31
S.No.	Particulars	2008	2007	2008
Basic
1	Opening no. of shares	670,479,293	667,196,009	667,196,009
2	Total Shares outstanding	671,378,359	667,398,284	668,673,978
3	Profit after Taxation (Rs. in Crores)	575.91	389.14	1,715.74
4	EPS (Rs.)	8.58	5.83	25.66
Diluted
5	Stock options outstanding	13,300,906	17,331,884	14,464,422
6	Total shares outstanding (including dilution)	684,679,265	684,730,168	683,138,400
7	EPS (Rs.)	8.41	5.68	25.12
(k)	Commitments and Contingencies
I.	Bank Guarantees outstanding Rs. 111.78 crores (June 30, 2007 — Rs. 95.72 crores, March 31, 2008 — Rs. 102.50 crores).

II.	Contracts pending execution on capital accounts, net of advances, Rs. 498.43 crores (June 30, 2007 — Rs.195.61 crores, March 31, 2008 — Rs. 400.65 crores).

III.	Forward & Option Contracts outstanding Rs. 2,923.82 crores (equivalent US$ 675.04 millions) (June 30, 2007 — Rs. 3,042.72 crores (equivalent US$ 743.56 millions) March 31, 2008 — Rs. 4,534.46 crores (equivalent US$ 1,133.07 millions)}.Gain/(Loss) on foreign exchange forward and options contracts which are included under the head Gain/(Loss) on exchange fluctuation in the profit and loss account amounted to Rs. (227.70) crores (June 30, 2007 — Rs.89.88 crores, March 31, 2008 — Rs. 38.27 crores }.

As of June 30, 2008, the company’s net foreign currency exposure that is not hedged by a derivative instrument or otherwise is Rs.255 crores.

IV.	Claims against the Company not acknowledged as debts

— Income tax and Sales tax matters under dispute — Rs.23.82 crores (June 30, 2007 — Rs. 24.07 crores, March 31, 2008 — Rs. 27.98 crores).

V.	Contingent consideration payable in respect of acquired subsidiary companies Rs. 71.21 crores (June 30, 2007 — Rs.4.87 crores, March 31, 2008 — Rs. 12.36 crores).

VI.	For purchase commitments with respect to proposed acquisitions refer Notes 15 (d) vi, vii and viii.

VII.	The Company has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to a maximum of Rs. 207.85 crores (June 30, 2007 — Rs. 81.48 crores, March 31, 2008 — Rs. 194.65 crores).

VIII.	The Company entered into a joint venture agreement with Venture Global Engineering LLC (“VGE”) to form Satyam Venture Engineering Services Pvt. Ltd (“SVES”) in India. As a result of VGE’s breach of the agreement between the

Satyam Computer Services Limited
parties, the Company filed a request for arbitration, naming VGE as respondent, with the London Court of International Arbitration (“LCIA”), seeking, among other things, to purchase VGE’s 50% interest in SVES at the agreed upon book value price of the shares. The LCIA Arbitrator issued an Award on April 3, 2006 in favour of the Company which it successfully enforced in the United States District Court in Michigan. During the enforcement proceedings in the US, VGE filed a petition challenging the Award before the District Court, Secunderabad and made an appeal to the High Court of Andhra Pradesh, both of which were rejected. Subsequently, in a special leave petition filed by VGE, the Supreme Court of India set aside the orders of the District Court and the High Court and granted an interim stay of the share transfer portion of the Award. The matter has been remanded back to the District Court, Secunderabad for trial on merits. The Company believes that this will not have an adverse effect on results of operations, financial condition and cash flows.
(l)	The Gratuity Plan
The following table sets forth the status of the Gratuity Plan of the Company, and the amounts recognized in the balance sheet and profit and loss account.

Rs. in crores
	Quarter Ended June 30,		Year Ended
	2008	2007	March 31, 2008
Projected benefit obligation at the beginning of the period/year	70.51	47.34	47.34
Current service cost	4.83	2.19	12.99
Interest cost	1.57	0.86	3.44
Actuarial loss/(gain)	(6.46)	(0.06)	11.81
Benefits paid	(0.69)	(1.18)	(5.07)
Projected benefit obligation at the end of the period/year	69.76	49.15	70.51

Amounts recognised in the balance sheet
Projected benefit obligation at the end of the period/year	69.76	49.15	70.51
Fair value of plan assets at end of the period/year	—	—	—

Funded status of the plans — ( asset )/ liability	69.76	49.15	70.51
Liability recognised in the balance sheet	69.76	49.15	70.51

Gratuity cost for the period/year
Current service cost	4.83	2.19	12.99
Interest cost	1.57	0.86	3.44
Net actuarial (gain)/loss recognised in the period/year	(6.46)	(0.06)	11.81

Net gratuity cost	(0.06)	2.99	28.24

Assumptions
Discount rate	8.95%	7.95%	7.50%
Long-term rate of compensation increase	7.00%	7.00%	7.00%
(m)	Share Premium

Share premium received during the year in schedule 2 includes Rs 9.34 crores being the Fringe Benefit Tax realised on exercise of Employees Stock Options by the associates. Also the amount paid towards Fringe Benefit Tax is disclosed in the share premium as utilized during the year.

(n)	Other Information
i)	The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956.

ii)	Auditors’ Remuneration

Rs. in crores
	Quarter Ended June 30,		Year Ended
	2008	2007	March 31,2008
Statutory audit	0.75	0.65	3.53
Tax audit	—	—	0.09
Other services	0.03	0.01	0.06
Reimbursement of out of pocket expenses	0.06	0.03	0.05

Satyam Computer Services Limited
iii)	Earnings in foreign exchange (on receipt basis)

Rs. in crores
	Quarter ended June 30,		Year ended
	2008	2007	March31,2008
Income from software development services	1,858.92	1,454.53	6,535.43
iv)	C.I.F. value of imports

Rs. in crores
	Quarter ended June 30,		Year ended
	2008	2007	March 31, 2008
Capital goods	27.85	20.69	91.57
v)	Expenditure in foreign currency (on payment basis)

Rs. in crores
	Quarter ended June 30,		Year ended
	2008	2007	March 31,2008
Traveling expenses	37.63	34.76	140.13
Expenditure incurred at overseas branches	1,098.41	1,099.34	4,415.36
Others	16.28	22.70	81.80
vi)	The financial statements are represented in Rs. crores. Those items which were not represented in the financial statements due to rounding off to the nearest Rs. crores are given below:

Rs.in lakhs
		As at June30,		As at
Schedule No.	Description	2008	2007	March31,2008
5 (ii)	National Saving Certificates, VIII Series (Lodged as security with government authorities)	0.06	0.06	0.06
(o)	Reclassification

Figures for the corresponding previous period/year have been regrouped, recast and rearranged to conform to those of the current period/year wherever necessary.

Satyam Computer Services Limited
Cash Flow Statement

Rs. in Crores
		For the	For the	For the
		Quarter Ended	Quarter Ended	Year Ended
		30.06.2008	30.06.2007	31.03.2008

A.	Cash Flows from Operating Activities
	Net Profit before Tax	636.75	441.50	1,941.86
	Employee stock compensation expense	12.42	23.66	85.26
	Interest income considered separately	(67.25)	(67.34)	(270.01)
	Financial expenses	1.53	0.51	5.94
	Depreciation / Amortisation	39.95	32.55	137.94
	Loss on sale of Fixed Assets	0.40	0.36	1.77
	Exchange differences on translation of foreign currency cash and cash equivalents	(88.81)	36.85	42.05

	Operating profit before changes in Working Capital	534.99	468.09	1,944.81

	(Increase)/Decrease in Sundry Debtors	(374.40)	(114.86)	(573.56)
	(Increase)/Decrease in Loans and Advances	(62.08)	(29.95)	(138.44)
	Increase/(Decrease) in Current Liabilities and Provisions	360.65	(61.69)	391.99

	Cash generated from operations	459.16	261.59	1,624.80

	Income Taxes Paid	(29.98)	(41.58)	(211.88)

	Net Cash from Operating Activities	429.18	220.01	1,412.92

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(131.95)	(88.61)	(383.85)
	Purchase of Long term Investments	(81.58)	(20.67)	(320.76)
	Proceeds from sale of Fixed Assets	0.26	0.19	1.01
	Interest income received	15.59	15.70	62.38

	Net Cash used in Investing Activities	(197.68)	(93.39)	(641.22)

C.	Cash Flows from Financing Activities
	Proceeds from issue of share capital including application money pending allotment	32.07	4.49	42.03
	Proceeds from Secured Loans	8.74	6.39	20.70
	Repayment of Secured Loans	(3.46)	(2.27)	(10.82)
	Capital elements of Finance lease payments	(0.76)	—	—
	Financial expenses paid	(1.53)	(0.51)	(5.94)
	Payment of Dividend	—	—	(273.76)

	Net Cash (used in)/from Financing Activities	35.06	8.10	(227.79)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	88.81	(36.85)	(42.05)

	Net (Decrease)/Increase in Cash and Cash equivalents during the period / year	355.37	97.87	501.86
	Cash and Cash equivalents at the beginning of the period / year	1,153.27	651.41	651.41

	Cash and Cash equivalents at the end of the period / year	1,508.64	749.28	1,153.27

	Supplementary Information
	Cash and Bank Balances	4,817.05	4,057.69	4,461.68

	Less: Investment in Long Term Deposits with Scheduled Banks	3,308.41	3,308.41	3,308.41

	Balance considered for Cash Flow Statement	1,508.64	749.28	1,153.27

	The balance of Cash and Cash equivalents include amounts set aside for payment of dividends	7.13	6.26	6.99

Figures for the corresponding period/year have been regrouped, recast and rearranged to conform to those of the current period/year wherever necessary.

This is the Cash Flow Statement referred	for and on behalf of the Board of Directors
to in our report of even date.

Srinivas Talluri	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Global Head (Corp. Governance)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : July 18, 2008		Date : July 18, 2008